

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 7, 2018

Kun Dai
Chief Executive Officer
Uxin Limited
37/F, Tower B, Wangjing SOHO T3,
No. 10, Wangjing Street, Chaoyang District
Beijing, 100102
People's Republic of China

> **Re: Uxin Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted February 8, 2018**
> **CIK No. 0001729173**

Dear Mr. Dai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   You state that the prospectus contains information from an industry report commissioned by you and prepared by iResearch. Please revise to provide the date of the report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

Overview, page 1

2.   You state that you were the largest used car e-commerce platform in terms of the number of transactions and total GMV in the first nine months of 2017. Please revise to provide your

ranking in the prior comparative period to provide context. You also state that your Uxin Used Car and Uxin Auction businesses achieved market shares of 39% and 41% in terms of GMV in the used car markets in china, respectively, in the first nine months of 2017. Please revise to provide the data for the same period in 2016.

Conventions That Apply to this Prospectus, page 7

3.   You state that active dealers are dealers who bid for or purchase cars through your 2B business, or dealers who list cars for sale through your 2B or 2C business in a specific period. Please revise to clarify the reference to the specific period.

4.   Please clarify how you determine gross merchandise value of used car transactions. For example, clarify if this is the gross selling price, fair value or something else.

Summary Consolidated Financial and Operating Data, page 10

5.   You disclose a pro forma balance sheet showing the impact of your preferred stock conversion upon IPO. Please revise to also present pro forma earnings per share. See Rule 11-02(b)(7) of Regulation S-X.

Risk Factors

Risks Related to Our Business and Industry

We rely on a limited number of third-party financing partners…, page 18

6.   You state that you have experienced incidents in the past where your financing partners were unable to meet their commitment to fund approved consumer auto loans after you had prefunded the loans. To the extent material, please revise to quantify these incidents and the impact on your revenues. Additionally, in an appropriate section, please revise to discuss how you have sought to mitigate such occurrences in the future.

7.   You state that, as of September 30, 2017, almost all of the funding for consumer auto loans facilitated through your platform was provided by your third-party financing partners, and a majority of the funding was provided by one of the three financing partners. Please revise to disclose the percentage of funding each of the three financing partners are responsible for. Additionally, please revise to disclose the revenue attributable to each financing partner that contributes 10% or more to your loan facilitation services revenues and/or total revenues for each period presented. In this regard, we note that revenues generated from your loan facilitation services accounted for 38.1% and 48.3% of your total revenues in 2016 and the nine months ended September 30, 2017, respectively. Where applicable, please revise to discuss the material terms of your agreements with the financing partners, including the term of the agreements and related material termination provisions, and file the agreements as

exhibits to your registration statement or tell us why this is not material. Refer to Item 4.B.6 and Instruction 4(a)(ii) to Item 19 of Form 20-F.

We have been and continue to be subject to intellectual property infringement…, page 29

8.   You state that you have been subject to intellectual property infringement claims in the past. To the extent material, please revise to briefly describe the underlying claims and any impact on your results of operations and financial operations.

Risks Related to Our ADSs and This Offering

We are an emerging growth company…, page 60

9.   Please revise your disclosure to also state that as a result of your election to take advantage of the extended transition period for new or revised accounting pronouncements, your financial statements may not be comparable to companies that comply with public company effective dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results of Operations, page 88

10.   Please revise to disclose the comparative prior year information for your average take rate, attach rate of used car loan facilitation services and average service fee rate. Revised disclosure should also address disclosures required by Form 20-F, Part I, Item 5.D.

Key Components of Results of Operations

Results of Operations, page 94

11.   Throughout your discussion of results of operations you show material changes and trends for the comparative periods ended September 30, 2016 and 2017. We note for example, material changes in gross profit and sales and marketing expenses. In this regard, tell us how you considered providing gross profit by main business line (i.e. 2B, 2C facilitation and 2C lending) and discuss how changes in the mix of revenues impacts gross profit for the reported periods. Please revise to identify the most significant recent trends that are reasonably likely to have material effect on results of operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Form 20-F, Part I, Item 5D.

Revenues, page 95

12.   To provide an indication of the magnitude that changes in pricing have had on your results of operations, please disclose the transaction facilitation service take rate for each period

presented for your 2C business, and discuss the impact that changes in this rate have had on your revenues. Refer to Section III.D of Release No. 33-6835. Similarly, please provide the average revenue per transaction for your loan facilitation services for each period presented, and discuss the reasons for any material changes in this rate during the reported periods.

Contractual Obligations, page 101

13.   You state that your operating lease commitments relate to your leases of offices, which are under non-cancellable operating lease agreements. Please tell us whether these include your nationwide service network comprising more than 950 service centers and 7 transaction centers across more than 260 cities in China.

Business

Our Strengths, page 121

14.   Please revise to present comparative information for each measure presented for all periods presented, including but not limited to the number of active dealers, the attach rate of used car loan facilitation services, the average take rate, approximate number of cars listed on your platform, market share percentages, etc.

Superior transaction experience, page 122

15.   You state that for individual customers of your 2C business, you provide a 30-day return policy. Please revise to clarify what happens to the cars upon return. For example, please clarify whether you return the cars to the sellers or keep them as part of your inventory. Where applicable, and to the extent material, please revise to quantify the number of cars returned under this policy and the impact on your results of operations and financial conditions for the periods presented.

Our Platform and Services, page 125

16.   You state that Uxin Used Car had 14 million MAUs for the period ended September 30, 2017. Please revise to provide your MAUs in for the comparative period to provide context.

17.   To provide appropriate context to the range of service fee rate disclosed on page 127, please also provide the average service fee rates for the reported periods included in your filing. We note that you disclose a range here of approximately 5% - 16%; however, your disclosure on page 88 indicates that the average rate for the period ended September 30, 2017 is only 5.6%.

Guarantee Risk Control, page 128

18.   Please clarify how your systems are integrated with your financing partners and disclose you receive information from them.

Check Auto inspection system, page 133

19.   You state that you have licensed your Check Auto system to several top car manufacturers for their own car inspection needs. Please revise to discuss the material terms of the license agreement and file the license agreements as exhibits to the registration statement or tell us why this is not material.

Sunny risk control system, page 134

20.   You state that your Sunny risk control system gathers data from loan applicants and financing partners online to track a number of metrics related to your guarantee risk exposure. Please revise to discuss the metrics management uses. Also clarify whether management uses any metrics to measure the changes in the overall credit risk of the portfolio of loans. For example, please tell us whether management utilizes non-performing loan amounts, "watch lists" of troubled but performing assets, internal or external credit/risk ratings, and/or loan-to-value or first loss ratios.

Principal [and Selling] Shareholders, page 157

21.   We note that your existing officers, directors and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

22.   You state that your principal shareholders are those who beneficially own more than 5% of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise accordingly. To the extent there are principal shareholders who beneficially own 5% of your ordinary shares and who are not currently disclosed, please revise to include them.

23.   We refer to your disclosure on page 151. Please revise to provide the remaining disclosure required by Item 7.A. of Form 20-F, including whether any significant change in the percent ownership held by any of your major shareholder has occurred in the past three years, and whether the major shareholders have different voting rights, or provide an appropriate negative statement.

Related Party Transactions, page 161

24.   We refer to the loan agreement between Youxinpai and Kun Dai discussed on page 78. Please revise to provide the date of the loan agreement and revise in this section to provide the material terms of the loan agreement. Refer to Item 7.B.2 of Form 20-F.

25.   You state on page 172 that, on April 18, 2016, you issued 1,998,552 restricted shares to Xin Gao Group Limited. Please revise your table on page II-2 to include this issuance or advise.

Taxation, page 188

26.   We note that you intend to file the opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters and the opinion of Jun He LLP regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Underwriting

Relationships, page 198

27.   You state that you may have engaged certain of the underwriters and their respective affiliates in a variety of activities. If any of the underwriters has had a material relationship with you, please revise to identify the underwriter(s) and describe the nature and terms of the relationship. Refer to Item 9.B. of Form 20-F.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

28.   We note your discussion on page 95 of the disparate gross margins between loan and transaction facilitation revenues causing a near tripling of the gross margin percentage over the nine months comparative periods ended September 30, 2016 and 2017. Tell us what consideration you gave to presenting separate loan and transaction facilitation costs of revenues in the Consolidated Statements of Comprehensive Loss and related MD&A to address separate costs and gross margins.

Note 2. Principal Accounting Policies

Note 2.2 Basis of Consolidation,

Variable Interest Entities, page F-11

29.   Please revise to provide qualitative information about the nature, purpose and activities of your VIEs. Refer to ASC 810-10-50-12(d).

Note 2.4 Fair value Measurements, page F-15

30.   Please describe for us the nature and extent of the third party appraiser's involvement in the determination of the fair value of the guarantee liability at inception. Refer to Question

141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Note 2.7 Restricted Cash and Short-term Investments, page F-17

31.   Please revise to disclose the nature of terms and restrictions on cash and short-term investments, for example, quantify the fixed percentage rate required to support the loans outstanding. See ASC 230-10-50-7. In addition, revise your Liquidity and Capital Resources discussion on page 98 to provide the disclosures required by Form 20-F, Part I, Item 5.B.1(b).

Note 2.19. Revenue Recognition

32.   You disclose on page 126 that every Uxin Certified listing carries a 30-day return policy. Please tell us how you have considered this return policy in determining the transaction price in these arrangements. Refer to ASC 606-10-32-5 through 32-9.

33.   Please disclose the methods, inputs and assumptions used to allocate the transaction service fee charged to the car dealer to the identified performance obligations. Refer to ASC 606-10-50-20c.

34.   You disclose on page 127 that borrowers may elect to return the used cars instead of paying a final bullet payment at maturity under certain types of loan contracts. Please clarify who the borrower returns the car to and what happens if they make this election. Please also tell us how you account for this right.

Loan Facilitation Revenue, page F-23

35.   You disclose on page F-18 that when you facilitate a loan, you advance funds to the borrower for the purposes of recording the collateral, the funding partner has a legal obligation to provide these funds to you, and on page 127 that you may fund the loans if the funding partner does not. You also state on page 128 that you are obligated to repurchase a loan from your funding partner upon qualifying default. Please address the following:

• Tell us why these loans are not reflected on your balance sheet as lending activities, and include in your analysis the specific accounting guidance you relied upon.

• Clarify the specific nature of your and the finance partner's obligations in this arrangement. Clarify who is responsible for determining the terms of the loan, including interest rate and maturity, and who retains creditor rights, both at funding by you and over the life of the loan.

• Please tell us whether the contractual loan agreement is between you and the borrower or between the borrower and your financing partner. Clarify who owns the loan at funding, upon repayment of advanced funds by the financing partner and at the point at which you are required to perform under the guarantee.

- Revise to disclose whether you are contractually obligated to fund the loan to the borrower if the third party lender does not provide funding.

- Tell us who collects the ongoing principal and interest payments for these loans. That is, clarify if the borrowers pay you and you remit these funds to the financing partner or whether the borrowers pay the financing partner directly.

36.   Your disclosure on pages 128 and 129 indicates that you consider your ongoing monitoring of your loan facilitation portfolio to be guarantee risk control activities in connection with the guarantee you provide. Please tell us how you considered whether any of these activities are loan servicing activities as discussed in ASC 860-10-50-3.

Note 2.29 Recent Accounting Pronouncements, page F-27

37.   Given your stated intention to take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, please disclose the correct adoption dates that would otherwise apply to nonpublic entities, where appropriate. Your disclosure should also include the date on which you will adopt such standards, if different, assuming you will remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Note 6.Loan Recognized as a Result of Payment Under the Guarantee, page F-33

38.   Please tell us how you account for these loans upon acquisition. Tell us whether you consider these loans to be acquired with evidence of credit quality deterioration as discussed in ASC 310-30-15-2. Please also provide the following disclosures:

- Disclose if you estimate your allowance on a pooled or individual loan basis and describe the methodology used to estimate credit losses. Refer to ASC 310-10-50-11B(a).

- Please provide the valuation account roll forward required by ASC 310-10-50-11B(c) and Article 12-02 of Regulation S-X.

- Please provide disclosure of the balance of loans for credit quality indicator monitored. Refer to ASC 310-10-50-29.

Note 10. Financing Lease Receivables, page F-35

39.   For your financing leases tell us how you have complied with disclosures required by ASC 840-30-50-4 or revise accordingly. In addition, please clarify that the related interest

discussion in Note 2.19 as "Other Revenue" is included in the line item "Others" on page F-5, the Consolidated Statements of Comprehensive Loss.

Note 16. Guarantee Liabilities, page F-39

40.   In light of your disclosure on page 123, please disclose the following:

- How you monitor residual value of vehicles over the life of the guarantee. That is, clarify if you monitor loan to value ratios as a part of your credit risk management and if so, please disclose the amount of loans in each grouping of LTV monitored.

- Whether you use any metrics for monitoring credit risk exposure generated by your Sunny risk control system, such as an internal customer credit risk rating and if so, disclose the amount of loans in each grouping of risk rating or other metric monitored.

Refer to ASC 460-10-50-4(a)(4) and (5).

Note 24. Convertible Redeemable Preferred Shares, page F-47

41.   It is not clear from your disclosure why the conversion and certain liquidation features of your preferred stock are bifurcated and accounted for as derivatives. Please revise to disclose all of the features of your convertible redeemable preferred stock that cause them to be accounted for as a derivative. Refer to ASC 505-10-50-3.

42.   Please tell us how you determined your preferred stock issuances in January and July 2017 were below fair value such that a deemed dividend was recorded. Refer to ASC 820-10-30-3.

Note 25. Share Based Compensation, page F-56

43.   Please disclose your assumption of the fair value of your stock on the date of grant for each reported period. Refer to ASC 718-10-50-2(e)(2).

44.   We note you estimated the term of your stock based compensation awards by reference to a "widely accepted academic research publication". Please revise your disclosure to identify the specific methodology used. Refer to ASC 715-10-50-2(f)(1).

45.   Please disclose the total amount of compensation expense not yet recognized related to nonvested awards. Refer to ASC 715-10-50-2(i).

Note 27. Fair Value Measurements, page F-59

46.   Please revise your filing to disclose the methodologies used to value your assets and liabilities. For those assets classified as Level 3, please also provide quantified disclosure of

the significant assumptions used. Refer to ASC 820-10-50-2(bbb).

Item 7. Recent Sales of Unregistered Securities, page II-1

47.   You state on page 172 that, on July 28, 2017, you issued an aggregate of 3,932,983 series G preferred stock. The aggregate number of shares disclosed in this section is 3,449,427 shares of series G preferred stock. Please revise to reconcile or advise. Also reconcile the number of shares disclosed in the footnote on page F-47 with your disclosure in this section and on page 172.

General

48.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

49.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Folake Ayoola

                                                Folake Ayoola
                                                Special Counsel
                                                Office of Information Technologies and
                                                Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP